October 29, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mark Shuman, Legal Branch Chief
Ryan Houseal, Staff Attorney

Re:	Epicor Software Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 12, 2010
File No. 000-20740

Ladies and Gentlemen:

Epicor Software Corporation (the “Company”) submits this letter in response to the comment from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated October 1, 2010 (the “Comment Letter”). For your convenience, we have repeated your comment below in italics, and the heading and numbered response in this response letter correspond to the heading and numbered comment contained in the Comment Letter. Please feel free to contact me at the number at the end of this response letter with any further questions or comments you may have.

Part III (as incorporated by reference from definitive proxy filed April 26, 2010)

Executive Compensation

Compensation Discussion and Analysis

Performance Based Restricted Stock Program, page 38

1.

We refer to your response to prior comment 6. In our view, your response fails to provide a persuasive explanation of how competitors could pull together sufficiently-specific information about your company’s future operations and strategy from the disclosure of the company-wide revenue and EBIDTDA targets to cause the company

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October 29, 2010

competitive harm. In particular, it does not appear that disclosure of those company-wide targets used in your compensation program could provide any meaningful insight to others regarding future operations or strategies. Rather, it appears that those amounts simply inform competitors regarding the target financial performance for the completed periods. Absent a persuasive explanation of how each of the initial and final targets could be used to provide insight regarding strategies and future operations, to the competitive disadvantage of your company, you should disclose these kinds of performance targets if material to their compensation policies and decisions in your supplemental response. In addition, please confirm that you will provide such disclosure in subsequent filings.

Response: The Company respectfully advises the Staff that as discussed in the Company’s prior response to comment 17 contained in the letter from the Staff dated June 28, 2010 and later in the Company’s response to comment 6 contained in the letter from the Staff dated August 23, 2010, the Company believes that disclosure of the Company’s internal revenue and adjusted EBITDA targets for its executives would present competitive harm to the Company in two ways. First, the disclosure of such “stretch” goals would not present a realistic expectation of the Company’s financial performance and therefore could and most likely would cause confusion in the investment community to the Company’s detriment even though the targets are related to the Company’s financial performance for completed periods. Second, such disclosure would allow competitors to conduct compensation analysis of the Company’s employees that would allow for more effective and targeted recruitment of the Company’s employees, especially non-executive officer employees.

Additionally, Epicor believes that the mandatory disclosure of such targets, even after the fact, may over time (i) act as a disincentive to the Company setting stretch performance goals for its employees above its publicly announced guidance and (ii) could actually incent the company to use performance targets which are not as closely aligned with shareholder interests and returns as the current Revenue and adjusted EBITDA targets.

As disclosed in the Company’s proxy statement filed April 26, 2010, the Company sets Revenue and non-GAAP adjusted EBIDTA targets under its Performance Based Restricted Stock Program (“PBRSP”) and its’ Management Incentive Program (“MIP”) for determining the amount of performance based compensation to provide to its executives and management. The use of such targets are intended to align the executive’s interests with the long term interests of the Company and its shareholders by matching executive compensation with the Company’s financial performance and ultimately therefore the return of value to its shareholders. Often however, the Company’s adjusted EBITDA and Revenue performance targets are “stretch” goals, requiring

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October 29, 2010

significant effort by the executives to achieve and may actually exceed the Company’s announced quarterly guidance with respect to its business outlook, which provides investors with the Company’s realistic expectations regarding the Company’s financial performance. If the Company is required to disclose its target levels of adjusted EBITDA and Revenue and such numbers, as stretch goals, are above the Company’s guidance then the investment community over time could very well conclude that the Company’s actual guidance is not as credible or realistic and that the target levels that the Company sets for its executives are more indicative of the Company’s true guidance. Over time, such conclusion would could create inflated expectations of the Company’s anticipated performance in future years, especially when considering the fact that the Company has not historically always achieved the targets it sets for its executives on a consistent basis and the targets are not necessarily consistent with the Company’s actual guidance or internal forecasts. The Company believes that investors could begin to attempt to extrapolate and anticipate the Company’s Revenue and adjusted EBIDTA performance targets to the Company’s guidance for future fiscal years and that would be misleading and inappropriate. If and when the Company did not meet those expanded expectations the Company’s stock price and thus, its shareholders, could unwittingly suffer.

By way of example, consider the following proposed hypothetical scenario:

Year 2020

Guidance:	PBRS/MIP Targets:

Revenue: $800 million	Revenue: $810 million

EBITDA: $80 million	EBITDA: $84 million

Year 2021

Guidance:	PBRS/MIP Targets:

Revenue: $815 million	Revenue: $825 million

EBITDA: $82 million	EBITDA: $89 million

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October 29, 2010

Year 2022

Guidance:	PBRS/MIP Targets:

Revenue: $825 million	Revenue: $840 million

EBITDA: $85 million	EBITDA: $93 million

By 2023, the institutional investors and analysts could begin to see the Company’s revenue and EBITDA targets as the Company’s actual expectations and discount its announced guidance.

In such a scenario, the Company and its stock price and thus its shareholders could actually be negatively impacted if the Company were to report numbers in 2022 in excess of $825 million revenue and $85 million revenue but less than $840 million in revenue and $93 in EBITDA.

When establishing the Company’s performance targets, the Company’s Compensation Committee often has a long term goal in mind that requires particularly aggressive or challenging performance targets. However, given the above, requiring the Company to disclose its performance targets could very well have the effect of impeding the Company’s ability to achieve long term value for its shareholders in favor of short term goals that are easier to achieve. In light of the foregoing, the Company’s Compensation Committee would likely set the performance target levels for its executives to be at the same level as the guidance that the Company provides to investors in order to avoid investor confusion and the potential for the Company’s stock price to suffer if it does not meet the perceived “guidance” of the stretch goals that it sets for its executives. This would impede the ability of the Company to lay the necessary foundation to achieve the long term goals which the Company’s current performance targets are designed to be aligned to achieve and which are also in the best interest of the Company and its shareholders.

Additionally, and as a second and separate concern, if the Company wished to continue to implement “stretch” targets for its employees but was concerned per the above of negatively impacting its guidance or performance to expectations, the Company would actually be incented to change its performance measures away from the shareholder aligned EBITDA and Revenue measures to goals that are less aligned to those of shareholder return. For example, rather than performance targets based on EBITDA or Revenue, which clearly align executive compensation with shareholder return, the Company could be incented to institute targets based on such factors as gross margin percentage or quota attainment, which while somewhat aligned with Company performance are clearly not as closely aligned to overall shareholder return.

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October 29, 2010

Thus, the disclosure of the Company’s performance targets even after the fact and over time could lead to the unintended result of actually demotivating the Company’s implementation of performance targets above street guidance and could lead to the implementation of performance targets which are not as closely aligned with shareholder value and return as performance targets based on Revenue and EBITDA.

Accordingly, for all of the reasons outlined above and in the Company’s prior response to comment 17 contained in the letter from the Staff dated June 28, 2010 and in the Company’s response to comment 6 contained in the letter from the Staff dated August 23, 2010, the Company strongly reaffirms its belief that disclosure of its performance targets would result in competitive harm to the Company and therefore may be omitted under Instruction 4 to Item 402(b).

* * * * *

The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please contact me at (650) 493-9300 or John Ireland at (949) 585-4225. We respectfully request that the Staff confirm that it has no additional requests or comments.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Melinda A. Anderson
Melinda A. Anderson

cc:	John D. Ireland Esq., Senior Vice President and General Counsel
Katharine A. Martin, Esq., Wilson Sonsini Goodrich & Rosati